[Letterhead of Sutherland Asbill & Brennan LLP]

March 29, 2016

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Capitala Finance Corp.

Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-204582) filed March 29, 2016

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective No. 1 to the Company’s registration statement on Form N-2 (File No. 333-204582), filed with the Commission on March 29, 2016 (the “Post-Effective Amendment”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-204582) (the “Initial Registration Statement”), initially filed with the Commission on May 29, 2015 and declared effective, as amended, on August 3, 2015, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Initial Registration Statement, and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2015, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Vlad M. Bulkin